U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

BENEFIT STREET PARTNERS BDC, INC.

PROVIDENCE DEBT FUND III L.P.

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

PROVIDENCE DEBT FUND III-A L.P.

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

PECM STRATEGIC FUNDING L.P.

BENEFIT STREET PARTNERS L.L.C.

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

9 West 57th Street, 47th Floor

New York, NY 10019

(212) 735-3000

All Communications, Notices and Orders to:

David Manlowe

Chief Operating Officer

Benefit Street Partners BDC, Inc.

9 West 57th Street, 47th Floor

New York, NY 10019

(212) 735-3000

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

February 25, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:	)

BENEFIT STREET PARTNERS BDC, INC., PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P., PECM STRATEGIC FUNDING L.P., PROVIDENCE DEBT FUND III L.P., PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., PROVIDENCE DEBT FUND III-A L.P., BENEFIT STREET PARTNERS L.L.C., PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.,

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APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT.

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9 West 57th Street, 47th Floor	)
New York, NY 10019)
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File No.	)
Investment Company Act of 1940)
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Benefit Street Partners BDC, Inc. (the “Company”), Providence TMT Debt Opportunity Fund II L.P. (“Fund II”), Providence Debt Fund III L.P. (“Fund III”), Providence Debt Fund III Master (Non-US) L.P. (“Fund III Offshore”), Providence Debt Fund III-A L.P. (“Fund III-A”), PECM Strategic Funding L.P., (“Strategic Funding,” and each of Strategic Funding, Fund II, Fund III, Fund III Offshore, Fund III-A is referred to as an “Existing Fund” and collectively, the “Existing Funds”), Benefit Street Partners L.L.C. (“BSP Adviser”), and Providence Equity Capital Markets L.L.C. (“Fund II Affiliated Adviser,” together with BSP Adviser, the “Advisers,” and together with the Company and the Funds, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940

Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Funds, and any future entities3 that are advised by BSP Adviser or an entity controlling, controlled by, or under common control with BSP Adviser and that are affiliated persons of the Company as defined in section 2(a)(3)(C) that may be prohibited from co-investing with the Company by reason of section 57 (the “Future Co-Investment Affiliates,” and together with the Existing Funds, the “Funds”), on the other hand, to co-invest in the same issuers of securities (“Portfolio Companies”). All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order will comply with the terms and conditions of the Order set forth in the Application.  “Co-Investment Transaction” means any transaction in which the Company participated together with one or more Funds in reliance on the requested order (the “Order”). “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with one or more Funds without obtaining and relying on the Order.

I.                GENERAL DESCRIPTION OF APPLICANTS

A.            The Company

The Company was organized as a corporation under the General Corporate Laws of the State of Maryland in July 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act.4   In connection with its initial public offering of common stock (the “IPO”), on March 20, 2012 the Company filed a registration statement on Form N-2 (the “Registration Statement”) to register its common stock under the Securities Act of 1933 (the “1933 Act”).  The Company intends to file a notice of its election to be regulated as a BDC under the 1940 Act on Form N-54A at the time the Registration Statement is declared effective.  Also, on March 20, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

3 Future entities that would be Future Co-Investment Affiliates would all be private funds or separately managed accounts with investment objectives substantially similar to that of the Company.  In the future, BSP Adviser, or an entity controlling, controlled by, or under common control with BSP Adviser, may manage separately managed accounts.

4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Company will apply to have its common stock listed on the Nasdaq Global Select Market under the symbol “BSPC”.  The Company’s principal place of business is 9 West 57th Street, 47th Floor, New York, NY 10019.

The Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company’s investment objective is to generate both current income and capital appreciation by primarily investing in unitranche loans, unsecured debt and second lien debt as well as senior debt instruments and equity securities issued by private U.S. middle market companies.  Investment decisions for the Company are made by BSP Adviser in accordance with the policies approved by the Company’s board of directors (the “Board”).  The Company has a five-member Board, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

B.            The Existing Funds

Each of the Funds, described in more detail below, has, or will have, investment objectives and strategies that are similar to or overlap with the Company’s Objectives and Strategies.5 To the extent there is an investment that falls within the Objectives and Strategies of the Company and the investment objectives and strategies of one or more of the Funds, the Company intends to co-invest with the Funds.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the 1940 Act, none of the Funds are, or will be, registered under the 1940 Act.

1. Fund II

Fund II was formed as a Cayman Islands limited partnership on September 3, 2009.  Fund II is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies primarily in the media, entertainment, education, communications and information industries. The current value of its assets is $712.1 million.6  Fund II is managed by Fund II Affiliated Adviser.

2. Fund III

Fund III was formed as a Delaware limited partnership on November 1, 2012.  Fund III is a debt-focused fund, which seeks to make debt investments primarily in U.S.- based middle market companies across various industries. Fund III has not yet held a closing with any limited partners and currently has no investments.  Fund III is managed by BSP Adviser.

5  “Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the 1933 Act or under the 1934 Act, and the Company’s reports to stockholders.

6  The asset value provided for each of the Existing Funds is current as of September 30, 2012.

3. Fund III Offshore

Fund III Offshore was formed as a Cayman Islands limited partnership on October 31, 2012.  Fund III Offshore is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. Fund III Offshore has not yet held a closing with any limited partners and currently has no investments.  Fund III Offshore is managed by BSP Adviser.

4. Fund III-A

Fund III-A was formed as a Delaware limited partnership on November 9, 2012.  Fund III-A is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. Fund III-A has not yet held a closing with any limited partners and currently has no investments.  Fund III-A is managed by BSP Adviser.

5. Strategic Funding

Strategic Funding was formed as a Cayman Islands limited partnership on December 20, 2010.  Strategic Funding is a debt-focused fund, which seeks to invest in distressed companies in non-control transactions, secured and unsecured instruments in syndicated transactions, and privately negotiated debt deals primarily in U.S.-based middle market companies across various industries.  The current value of its assets is $474.2 million. Strategic Funding is managed by Fund II Affiliated Adviser.

The overall commitment for each investment of each Fund is based on the Fund’s available capital. Each Fund’s Adviser reviews the investment opportunity with respect to the respective Funds’ investment objectives and determines whether or not the Fund should invest in a new portfolio company and, if so, to what extent.   The factors involved in such a review include the remaining uncommitted capital of the Fund, the amount of capital already reserved to support existing positions, and capital available for new investments, as well as any prohibitions, as described in each Fund’s respective limited partnership agreement, which would preclude a Fund from proceeding with the new investment.  In addition, the maturity of a potential portfolio company impacts future financing needs of that entity. If a Fund cannot support its position in a portfolio company going forward, its Adviser will generally avoid committing capital from the Fund to a new investment.

Diversification is also a consideration when determining the allocation of a joint investment. In an effort to mitigate risk, the Advisers attempt to keep the Funds’ investments balanced and avoid concentration in any one sector, industry or type of portfolio company.

C.            BSP Adviser

BSP Adviser was organized as a limited liability company under the laws of the state of Delaware on February 22, 2011 and is privately held. BSP Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended.

BSP Adviser will manage the investment activities of the Company pursuant to an investment advisory agreement and also manages the investment activities of Fund III, Fund III Offshore and Fund III-A.

Any Future Co-Investment Affiliates will be advised by BSP Adviser or an entity controlling, controlled by, or under common control with BSP Adviser.

D.            Fund II Affiliated Adviser

Fund II Affiliated Adviser serves as the investment manager to Fund II and to Strategic Funding.  Fund II Affiliated Adviser is under common control with Providence Equity Partners L.L.C., both of which are registered as investment advisers pursuant to section 203 of the Advisers Act.  Fund II Affiliated Adviser’s investment team is comprised of the same individuals that manage BSP Adviser.

II.           RELIEF FOR PROPOSED CO-INVESTMENTS

A.            Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.              Mechanics of the Co-Investment Program

Upon issuance of the requested Order, rather than making separate investments, the Company, on the one hand, and the Funds, on the other hand, would co-invest (the “Co-Investment Program”).

In selecting investments for the Company, BSP Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Funds, the Advisers will select investments considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. However, as described herein, as each of the Funds, has, or will have, investment objectives and strategies that are similar to or overlap with the Company’s Objectives and Strategies, to the extent there is an investment that falls within the Objectives and Strategies of the Company and the investment objectives and strategies of one or more of the Funds, the Company intends to co-invest with the Funds, with certain exceptions based on available capital or diversification, as discussed below.

Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the Company, on the one hand, and the Funds, on the other hand. While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”).7

7  The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

All other subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment8) in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to dispositions and Follow-On Investments in which the Company and a Fund would participate in proportion to their outstanding investments in the issuer, the Company may participate without obtaining transaction-specific approval from the Board if the Board has previously approved the Company’s participation in pro rata dispositions and follow-ons as being in the best interests of the Company. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Board as applicable.

2.              Reasons for Co-Investing

It is expected that co-investment in Portfolio Companies by the Company and the Funds will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in Portfolio Companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where BSP Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The availability of the Funds as investing partners of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company.  Portfolio Companies may reject an offer of funding arranged by BSP Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of instances where the Company’s individual or aggregate investment limits require BSP Adviser to arrange a syndication with unaffiliated entities, the Company will likely be able to reduce the number of suitable investment opportunities it must forego. Accordingly, with the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

BSP Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

8  “Follow-On Investment”  means any additional investment in an existing portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of the issuer.

BSP Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the Portfolio Companies in which the Company and the Funds co-invest.

B.            Applicable Law

1.              Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.              Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C.            Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company.  The Funds may be deemed to be affiliated persons of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because (i) BSP Adviser manages and may be deemed to control the Company, Fund III, Fund III Offshore, and Fund III-A, (ii) Fund II Affiliated Adviser manages and may be deemed to control Fund II and Strategic Funding, and (iii) BSP Adviser and Fund II Affiliated Adviser are both owned and controlled by the same principals. Thus, each of the Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.            Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Funds and any Future Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

E.            Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9  Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.10

9 Gladstone Capital Corporation, et. al. (File No. 812-13878 ) Release No. 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

10  See note 9, supra.

F.             Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.           Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser11 considers a Potential Co-Investment Transaction for a Fund that falls within the Company’s then-current Objectives and Strategies, BSP Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

11  The Advisers have substantially the same investment committees.  As a result, the Advisers will have the information and knowledge to determine when an investment opportunity is a Potential Co-Investment Transaction that falls within the Objectives and Strategies of the Company and the investment committee of BSP Adviser will always be aware of all such opportunities.

2.                                      (a) If BSP Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by BSP Adviser to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the ratio of the Company’s net asset value, on the one hand, and the Funds’ net asset value, on the other hand, to the aggregated net asset value of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.  BSP Adviser will provide the directors who are eligible to vote under Section 57(o) (the “Eligible Directors”) with information concerning each participating Fund’s total assets to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), BSP Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Fund) to the Board for its consideration. The Company will co-invest with one or more Funds only if, prior to participating in the Potential Co- Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Funds; provided that, if any Fund, but not the Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) BSP Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Fund or any affiliated person of any Fund receives in connection with the right of the Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Advisers or the Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. BSP Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person of the Funds is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.                                      (a) If any Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, BSP Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

(c)  The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each participating Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, BSP Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each participating Fund will bear its own expenses in connection with any such disposition.

8.                                      (a)  If any Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, BSP Adviser will:

(i)  notify the Company of the proposed transaction at the earliest practical time; and

(ii)  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)         The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, BSP Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On

Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(c)                                  If, with respect to any Follow-On Investment:

(i)  the amount of the opportunity is not based on the Company’s and the participating Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)  the aggregate amount recommended by BSP Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s net asset value, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments in which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Company and the Funds, be shared by the Company and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Funds based on the amounts they invest in such Co-Investment Transaction. None of the Advisers, the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the respective agreements between the Advisers and the Company or the Funds).

III.      PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application and the Notice and Order to:

David Manlowe

Chief Operating Officer

Benefit Street Partners BDC, Inc.

9 West 57th Street, 47th Floor

New York, NY 10019

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

B.            Authorizations

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th day of February, 2013.

BENEFIT STREET PARTNERS BDC, INC.

By:	/s/ David Manlowe
Name: David Manlowe
Title: Chief Operating Officer

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III-A L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached Application dated as of February 25, 2013 for and on behalf of Benefit Street Partners BDC, Inc.; that he is the Chief Operating Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Manlowe
Name:	David Manlowe
Title:	Chief Operating Officer

The undersigned states that he has duly executed the attached Application dated as of February 25, 2013 for and on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Providence Debt Fund III-A L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C.; that he has been authorized by Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Providence Debt Fund III-A L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C. to execute the attached Application in the name of and/or on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Providence Debt Fund III-A L.P., Benefit Street Partners L.L.C., and Providence Equity Capital Markets L.L.C.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III-A L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of Benefit Street Partners BDC, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on February 22, 2013)